UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C., 20549

Form SD
Specialized Disclosure Report

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: 0-49629

Delaware	33-0933072
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
25242 Arctic Ocean Drive, Lake Forest, CA 92630
(Address of Principal Executive Offices, Including Zip Code)
949-399-4500
(Registrant’s Telephone Number, Including Area Code)
(Former name or former address, if changed since last report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report
We have evaluated our product lines and supply chain and concluded that our supply chain is Conflict Free Undeterminable.

Item 1.02 Exhibit
A copy of our Conflict Minerals Report for the period January 1, 2013 to December 31, 2013 is filed as Exhibit 1.02 and is also publicly available on our corporate website at www.qtww.com under the heading "Investors."
Section 2 - Exhibits
Item 2.01 - Exhibits
Exhibit No.        Description
1.02            Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

June 2, 2014	By:	/s/ Bradley J. Timon
Bradley J. Timon
Chief Financial Officer